

Exhibit 99.2

Entegris to Acquire SAES Pure Gas business

June 6, 2018

Rev f6

Safe harbor



This presentation contains, and management may make, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project," "should," "may," "will," "would" or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements related to the proposed acquisition of the SAES Pure Gas business, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company; our performance relative to our markets; market and technology trends; the development of new products and the success of their introductions; the Company's capital allocation strategy, which may be modified at any time for any reason, including share repurchases, dividends, debt repayments and potential acquisitions; and other matters. These statements involve risks and uncertainties that may cause actual results to differ including, but are not limited to, the ability to consummate the transaction, risks that the conditions to the closing of the transaction are not satisfied; the ability to successfully integrate the operations and employees of the SAES Pure Gas business; unexpected costs, charges or expenses resulting from the transaction; risks that the proposed transaction disrupts the current plans and operations of the Entegris or the SAES Pure Gas business; the ability to realize anticipated synergies and cost savings; the ability to successfully grow SAES Pure Gas' business; the weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for our products and solutions; our ability to meet rapid demand shifts; our ability to continue technological innovation and introduce new products to meet our customers' rapidly changing requirements; and other risk factors and additional information described in our filings with the Securities and Exchange Commission, including under the heading "Risks Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and in our other periodic filings. Entegris assumes no obligation to update any forward-looking statements or information, which speak as of their respective dates.

This presentation contains the adjusted EBITDA of Entegris and the SAES Pure Gas business, which are considered "Non-GAAP financial measure" under the rules and regulations of the Securities and Exchange Commission. The reconciliations of adjusted EBITDA of Entegris and the SAES Pure Gas business to Net Income is included elsewhere in this release. The presentation of this financial information should be considered in addition to the comparable GAAP measure and is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Entegris uses non-GAAP financial measures for financial and operational decision-making, as a means to evaluate period-to-period comparisons, as well as comparisons to our competitors' operating results. Management believes that certain non-GAAP financial measures provide meaningful supplemental information regarding performance and liquidity by excluding certain items that may not be indicative of our recurring business operating results, such as amortization, depreciation and discrete cash charges that are infrequent in nature. We believe that both management and investors benefit from referring to certain non-GAAP financial measures in assessing and understanding our results and performance and when planning, forecasting, and analyzing future periods. We believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze our business.

Entegris to acquire SAES Pure Gas business; transaction overview.



- Addresses a rapidly growing market need for ever-greater purity in the semiconductor industry

- Complements our microcontamination control solutions and enables us to offer end-to-end gas purification solutions

- Accretive acquisition of an established, profitable business with a strong cash flow business model that will leverage Entegris' operating platform and sales channels

- Creates significant shareholder value through the effective deployment of available cash, consistent with our stated capital allocation framework

A highly accretive transaction.



Transaction Value	$355 million[1] Approx. 9 times multiple, pro forma for synergies[2]
Synergies and EPS Impact	Expected to add $0.08 to $0.10 to non-GAAP EPS in 2018 and $0.17 to $0.20 in 2019 $5 million in cost synergies to be in place by end of 2019
Financing	Cash on hand
Expected Closing	June 2018, subject to customary closing conditions

[1]Excludes approximately $5 million in transaction costs.
[2]Purchase price multiple based on 2017 EBITDA of $33 million, as reported by SAES Getters S.p.A., and $5 million of expected annualized cost synergies.

Increasing process complexity, purity requirements, and materials intensity driving gas purification.

More complex device architectures

Purity in key process areas in the fab are approaching **parts per quadrillion** (PPQ)[1]

Increased Purity Requirements

Process gas consumption is expected to **increase 7% CAGR** over the next 5 years[2]

Increased Materials Intensity

[1]Based on company estimates.
[2]Source: Linx Consulting; Linx's 5-year forecasted CAGR for MSI is 5%.

SAES Pure Gas at a glance.

Established provider of high-throughput gas purification systems

Unit of Italy-based company

2017[1] sales of approx. $91 million; EBITDA of approx. $33 million

Operation is based in San Luis Obispo, California

Serving traditional semiconductor, lithography, LED, and display applications

[1]Based on 2017 sales of 81 million Euros and EBITDA of 29 million Euros as reported by SAES Getters S.p.A. F/X translation to dollars based on company estimates.

Diverse customer base.

SAES Pure Gas serves a wide range of gas manufacturers and semi fab customers.

2017 SAES Pure Gas Sales by Customer Type[1]



- Semiconductor Fabs & Gas Manufacturers
- Equipment Makers
- LED
- Display
- Other

2017 SAES Pure Gas Sales by Geography[1]



- China
- N. America
- Korea
- Europe
- SE Asia
- Taiwan
- Japan
- ROW

More than 4,000 SAES Pure Gas bulk purifiers are installed worldwide.

[1]Based on information provided by SAES Getters S.p.A..

Where does SAES Pure Gas fit?

Entegris FY2017
Pro forma Sales by Segment
$1,434 million[1]



Espresso

Microcontamination Control (MC)
Division Portfolio



SAES Pure Gas

[1]Fiscal 2017 pro forma sales equals $1,343 million as reported by Entegris plus $91 million of SAES Pure Gas sales as reported by SAES Getters S.p.A. parent.

End-to-end solutions.



Cleanroom Level

Point of Use

Etch	Deposition	Scanner
Gas filters	Gas filters	N₂ purge (optics) POU purifier

Sub Fab Level

Gas manifold | Gas manifold

POU purifier/filter
Gas Cabinets

POU purifier/filter
Gas Cabinets

XCDA Purification

Laser
N₂ POU purifier
He POU purifier

Facility Fab Level

High Capacity

N₂ Purification | H₂ Purification | Ar Purification | O₂ Purification | He Purification | CO₂ Purification

■ Entegris gas filtration and purification solutions

■ SAES Pure Gas purification solutions

With SAES Pure Gas, Entegris can offer a full suite of gas filtration and purification solutions – from high capacity to point of use.

Financial Summary



Non-GAAP
$ in millions

2017	Entegris	SAES Pure Gas[1]	Pro Forma
Sales	$1,343	$91	$1,434
Adjusted EBITDA	$357	$33	$390
Depreciation	$58	$0.4	$58.4

Pro forma cash at end of 1Q18, after acquisition price and transaction costs: $200 million[2]

Commitment is maintained for $10 million quarterly cash dividend and $10 million quarterly share buyback program

[1]As reported by SAES Getters S.p.A. parent, amounts translated from euros at averaged dollar/euro exchange rate for 2017 and based on IFRS.
[2]In addition to cash on its balance sheet, Entegris maintains a $75 million ABL, which was undrawn as of the date of this presentation.

Thank you!


Q&A



Appendix

Entegris, Inc. and Subsidiaries

Reconciliation of GAAP Net Income to Adjusted Operating Income and Adjusted EBITDA[1]



(In thousands)	Twelve months ended	Three months ended
(Unaudited)		
	December 31, 2017	March 31, 2018
Net sales	$1,342,532	$367,199
Net income	$85,066	$57,562
Adjustments to net income:		
Income tax expense	99,665	13,546
Interest expense, net	31,628	7,226
Other expense, net	25,458	139
GAAP - Operating income	241,817	78,473
Severance	2,700	---
Impairment of equipment and intangibles [1]	10,400	---
Amortization of intangible assets	44,023	11,669
Adjusted operating income	298,940	90,142
Depreciation	58,208	15,897
Adjusted EBITDA	$357,148	$106,039
Adjusted operating margin	22.3 %	24.5%
Adjusted EBITDA - as a % of net sales	26.6 %	28.9%

[1] Includes product line impairment charges of $5,330 classified as cost of sales for the twelve months ended December 31, 2017.
Includes intangible impairment charge of $3,866 classified as selling general and administrative expense for the twelve months ended December 31, 2017.
Includes product line impairment charge of $320 classified as selling general and administrative expense for the twelve months ended December 31, 2017.
Includes product line impairment charge of $884 classified as engineering, research and development expense for the twelve months ended December 31, 2017.

SAES Pure Gas
Reconciliation of Adjusted EBITDA to Net Income[1]



(In thousands) (Unaudited)	Twelve months ended	Three months ended
	December 31, 2017	March 31, 2018
Net income of acquired business	$9,237	$1,135
Adjustments to net income		
Income tax expense	5,251	405
Interest (income) expense, net	(242)	104
Other expense, net	5	31
Operating income	14,251	1,675
Intercompany charges	17,796	7,763
Depreciation and amortization	781	214
Other	275	(101)
Adjusted EBITDA	$33,103	$9,551

[1] Information provided by SAES Getters S.p.A.